Filed by REG Newco, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Renewable Energy Group, Inc.
Subject Company: Western Iowa Energy, LLC
Commission File No.: 000-51965
Subject Company: Central Iowa Energy, LLC
Commission File No.: 000-52429
Subject Company: Blackhawk Biofuels, LLC
Commission File No.: 000-53651

REG signs agreement with three biodiesel plants to consolidate

Biodiesel industry leader to acquire 105 MGY of additional capacity in Iowa and Illinois to meet diesel market demand

(AMES, Iowa, May 11, 2009) – Renewable Energy Group® today announced it has entered into agreements to consolidate with three commercial-scale biodiesel plants. Western Iowa Energy, which operates a 30 MGY facility in Wall Lake, Iowa; Central Iowa Energy, LLC, which operates a 30 MGY facility Newton, Iowa; and Blackhawk Biofuels, LLC, which operates a 45 MGY facility in Danville, Ill., are involved in the transaction.

The facilities represent an additional 105 million gallons per year (MGY) of wholly-owned production capacity which would allow the combined entity to better position itself to meet anticipated demand from the petroleum industry’s distillate fuel market.

Ownership of the operations of all four companies will be consolidated in a new holding company to be named Renewable Energy Group, Inc. The consolidated company will be owned by the current members of the three acquired companies and current Renewable Energy Group (REG®) investors, including Bunge North America, ED&F Man, Natural Gas Partners, NGP Energy Technology Partners, US Renewables Group (USRG) and West Central Cooperative. The transaction is subject to approvals by the shareholders of all four companies and to other conditions, including customary regulatory approvals.

REG’s chairman and chief executive officer Jeff Stroburg cited demand by major petroleum distributors and oil refiners as a key factor in the decision to move forward with plant consolidation. “As the Renewable Fuels Standard (RFS) takes effect and our nation moves toward energy reform, the distillate market is demanding technical expertise, dependable supply, more efficient distribution and creative pricing options from major biodiesel partners,” Stroburg said.  Under the 2007 Energy Independence and Security Act, the RFS calls for 500 million gallons of domestic biodiesel consumption ramping up to one billion biodiesel gallons in 2012.

“We believe this proposed consolidation brings greater economies of scale, streamlined central management of complex logistics and decision-making processes, and enhanced risk-management opportunities,” said Daniel J. Oh, REG’s president and chief operating officer. “By more efficiently managing our business and strengthening distribution channels, REG will continue to partner with obligated parties of the RFS in order to reduce our nation’s reliance on foreign oil.”

“Consolidating these three multiple-feedstock facilities under the ownership of Renewable Energy Group will offer technology advantages as these sites utilize a variety of raw materials like soybean oil,

416 South Bell Avenue, PO Box 888	Ames, lowa 500100-0888	TEL [515] 239-8000	TOLL FREE [888] REG-8686	FAX [515] 239-8009	www.regfuel.com

fats, corn oil, canola oil and recycled restaurant grease to produce large volumes of high quality biodiesel which are then marketed through our national infrastructure system,” Oh explained.

Bill Horan, chairman of Western Iowa Energy’s board of directors stated,  “although our facility is currently well-positioned compared to other biodiesel manufacturers in the U.S. due to its ability to process multiple feedstocks, this proposed consolidation offers our members the opportunity to diversify their biodiesel investments while continuing and expanding our current relationship with REG.”  Horan added, “Western Iowa Energy’s board has carefully considered the future of our facility and believes the REG consolidation proposal is the best direction for returning value to our members.”

Central Iowa Energy’s board chairman, Jim Johnston said, “Given current industry consolidation and production economics, it is difficult for stand-alone facilities like our plant to succeed on their own in the 67 billion-gallon distillate market.”

In March, Blackhawk Biofuels announced upgrades and enhanced production capabilities to utilize a wider variety of feedstocks. ““The Blackhawk Biofuels board believes that a merger with REG is the best option for Blackhawk in the current challenging environment” said Ron Mapes, chairman of Blackhawk Biofuels.

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For more information, please contact Alicia Clancy at (o) 515-239-8118; (m) 515-450-9692 or alicia.clancy@regfuel.com

About Renewable Energy Group®

Renewable Energy Group® (REG®) leads the biodiesel industry by offering a complete biodiesel solution.  Committed to redefining quality, Renewable Energy Group markets REG-9000™ biodiesel, which exceeds ASTM quality specifications, through existing nationwide diesel infrastructure, including more than 20 terminal locations.

REG-9000 biodiesel is marketed through large petroleum companies and fuel distributors, and is utilized by on-highway fleets, municipalities, and power generator, mining, military, home heating and agriculture applications.

REG-9000 biodiesel is produced by REG network production facilities consisting of state-of-the-art, proprietary multiple-feedstock technology. Renewable Energy Group offers procurement and risk management, production operations, and technology services in addition to alternative feedstock research and commercialization.

To learn more about Renewable Energy Group, Inc. please visit www.regfuel.com

About Western Iowa Energy, LLC

Western Iowa Energy, LLC owns a commercial scale, state-of-the-art biodiesel production facility just south of Wall Lake, Iowa. The multiple-feedstock production facility can utilize soybean oil, other vegetable oils and animal fats to manufacture approximately 30 million gallons of high quality biodiesel each year. The facility employs 28 full-time, highly skilled employees.  The WIE plant is located on a 38.3-acre site that is one mile south of the city of Wall Lake with access  to the Iowa Interstate railroad and the Canadian National railroad.

To learn more about Western Iowa Energy, LLC, please visit www.westerniowaenergy.com.  In addition, you can also find information about Western Iowa Energy in the documents filed with, or furnished to, the SEC by Western Iowa Energy at the SEC’s website at http://www.sec.gov.

About Central Iowa Energy, LLC

Central Iowa Energy, LLC owns a commercial scale, state-of-the-art biodiesel production facility just north of Newton, Iowa. The multiple-feedstock production facility can utilize soybean oil, other vegetable oils and animal fats to manufacture approximately 30 million gallons of high quality biodiesel each year. The facility employs 22 full-time, highly skilled employees.  The Central Iowa Energy facility, currently about 32 acres with additional acreage available for expansion, is located in Jasper County, Iowa. This site sits on the Iowa Interstate Railroad (IAIS) and is located approximately five miles from US Interstate 80. Biodiesel production began April 2007.

To learn more about Central Iowa Energy, LLC, please visit www.centraliowaenergy.com.  In addition, you can also find information about Central Iowa Energy in the documents filed with, or furnished to, the SEC by Central Iowa Energy at the SEC’s website at http://www.sec.gov.

About Blackhawk Biofuels, LLC

Blackhawk Biofuels, LLC owns a commercial scale, state-of-the-art biodiesel production facility in Danville, Illinois. The multiple-feedstock production facility can utilize vegetable oils, such as soybean oil, and fats to manufacture approximately 45 million gallons of high quality biodiesel each year. Twenty-four full time, highly skilled positions were created with the construction completion at this facility. Blackhawk Biofuels, LLC facility is adjacent to a soybean oil processing facility operated by Bunge North America.  Biodiesel production began November 2008.

Cautionary Statement of Forward-Looking Information

This press release contains forward-looking statements that reflect management’s current expectations regarding future events and the new holding company’s future performance, including, but not limited to, the statements made by Jeff Stroburg, Daniel  J. Oh, Bill Horan, Jim Johnston and Ron Mapes and all statements containing the words “will,” “believes” or words of similar import. Many factors could cause actual results to differ materially from those projected in these forward-looking statements, including, but not limited to: whether the conditions to the business combination transaction will be satisfied, the possibility that the transaction will not close, whether Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy will be able to integrate their businesses successfully and achieve anticipated synergies,  the market demand for biodiesel changes in legislation and regulations that provide incentives for the use of biodiesel, including RFS, and the costs for the feedstocks used to make biodiesel and the relationship of those costs to prices for finished biodiesel.. Some of these factors and other important factors are detailed in various Securities and Exchange Commission filings made periodically by  Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy , particularly in each company’s latest Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q, copies of which are available from each company without charge. Please review these filings and do not place undue reliance on these forward-looking statements. Each company disclaims any intention or obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

The new holding company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed business combination transactions involving Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy. Security holders of Blackhawk Biofuels, Western Iowa

Energy and Central Iowa Energy are urged to read the joint proxy statement/prospectus that will be contained in the registration statement filed by the new holding company and the other relevant documents when they become available because they will contain important information about the new holding company, Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy and the proposed business combination transaction. Investors and security holders of Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy may obtain free copies of the joint proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the joint proxy statement/prospectus (when it becomes available) by writing to, in the case of Renewable Energy Group, 416 S. Bell Ave., Ames, Iowa 50014, Attention: Secretary, in the case of Blackhawk Biofuels,  210 W. Spring Street, Freeport, Illinois 61032, Attention: Secretary, in the case of Western Iowa Energy, 1220 S. Center Street, P.O. Box 399, Wall Lake, Iowa, 51466, Attention:  Secretary,  and, in the case of Central Iowa Energy, 3426 East 28th Street N., Newton, Iowa, 50208, Attention: Secretary. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy in connection with the proposed business combination transaction, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus that will be with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.